

April 16, 2010

Jeffrey A. Weiss
Chairman and Chief Executive Officer
National Money Mart Company
c/o Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, PA 19312-1288

> **Re: National Money Mart Company**
> **Registration Statement on Form S-4**
> **Filed March 22, 2010**
> **File No. 333-165617**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   It appears that you are registering the 10.375% Notes due 2016 in reliance on our position enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no action letters.

Prospectus Cover Page

2.   Please indicate on the cover page that the exchange offer is an Exxon Capital exchange offer.

3.   Please indicate on the cover page that the exchange notes will be unconditionally guaranteed by Dollar Financial Corp. and the other guarantors. Also indicate whether the guarantors will jointly and severally guarantee the exchange notes.

Market and Industry Data, page iii

4.   You can explain the sources of information in a registration statement, but you cannot disclaim liability for it. Please revise.

Forward-Looking Statements, page iii

5.   Move this section to somewhere after the Risk Factors section.

6.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Prospectus Summary

The Exchange Offer, page 11

7.   Please revise here and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acknowledge the following:

- The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

- The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

- The party is not an affiliate of the issuer; and

- The party is not engaged in and does not intend to engage in a distribution of the new securities.

Summary Historical and Pro Forma Consolidated Financial Data, page 16

8.   You indicate that MFS financial statements are incorporated by reference into the prospectus. Please tell us how and where.

We are subject to restrictive covenants imposed by our senior credit facility, page 26

9.   Please describe the financial covenants in reasonable detail.

Exhibit 5.1

10.   Please remove all the assumptions in the first paragraph on page 3 of your opinion.

Exhibit 99.1

11.   Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has "read" all of the terms of the exchange offer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney-Advisor

cc: (facsimile only)

Barry M. Abelson
Pepper Hamilton LLP